

Mail Stop 4720

July 14, 2009

Mr. Andrew Cecere
Chief Financial Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

      RE: **U.S. Bancorp**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 2, 2009
              Form 10-Q for Fiscal Quarter Ended March 31, 2009
              Filed May 8, 2009
              File No. 001-06880

Dear Mr. Cecere:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Hugh West
                        Accounting Branch Chief